Invest in Deep End Fitness

Underwater sport and fitness training, created by Ex-Special Operations Marines



🐦 📘 📷 DEEPENDFITNESS.COM LOS ANGELES CA

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Why you may want to invest in us...

1. Founded by U.S. Marine Special Operations Water Survival Specialists & USC Executive MBAs.

2. Trained top athletes worldwide — incl. Olympic swimmers, UFC fighters, Pro Surfers and NFL players.

3. 307 athletes, 52 certified instructors, and growing!

4. Advisors incl. David Marsh, U.S. Olympic swim coach with most wins in swimming history as a coach.

5. Fitness programs accredited through ACE, NASM, AFAA.

6. Secured publishing deal for "F.R.E.E. Your Mind" book to be distributed in 2021.

7. Featured on ESPN, Fox Sports, Sports Illustrated, Business Insider, Men's Journal, and more.

Why investors ❤ us

WE'VE RAISED $524,414 SINCE OUR FOUNDING



I invested in Deep End Fitness because I believe that a positive global shift in water confidence will empower and save lives. Deep End's F.R.E.E. principles and experiential learning are unlike any other fitness program I've ever participated in and a competitive advantage in the aquatics industry. Prime, Don and the Deep End Fitness team have demonstrated a positive, will-do attitude from our first interaction and their traction and growth demonstrate their ability to take Deep End Fitness worldwide. I'm proud to be an investor and firm believer in what this team will accomplish and couldn't be any more excited to lead this investment.

Rick Chatas

LEAD INVESTOR   INVESTING $5,000 THIS ROUND & $25,000 PREVIOUSLY



Congrats Prime and Don, you're well on your way! Happy to be a small part of this mission! Let's get it!
Rick Chatas ☆

Our team



Prime Hall
Founder & CEO
Former Special Operations Marine Raider, USC EMBA, San Diego Sports Innovator, Underwater Enthusiast, Elite Coach of Professional Athletes: UFC, NFL, Surfing, and more.
in 🐦



Don Tran
Founder & President
Former Special Operations Marine Raider, USC EMBA Candidate, B.S. Business Admin Chapman University, Chapman University Panther Cage Match Winner, CrossFit and Fitness Instructor, Elite Coach of Professional

Athletes: UFC, NFL, Surfing, and more.



Rick Briere
Master Instructor
Former Special Operations Marine Raider, Head of Human Performance and Training, B.S. Psychology CSUSM, Graduated Choice Center Emotional Intelligence and Personal Development Course.

In the news

        

       

Downloads

UTL DEF Deck WeFunder.pdf

Underwater training created by Former U.S. Special Operations Marines, Currently Training Olympians, NFL players, UFC fighters, and more.

Introducing Deep End Fitness (DEF) and the Underwater Torpedo League (UTL), a corporation, with a mission to create a global positive shift in water confidence through elite athletic and mindset training, events, and aquatic team sport.

The Underwater Torpedo League is a gladiator sport that was created as an aquatic training tool to build water confidence, shifting the focus of being uncomfortable underwater, to better-controlling your stress and anxiety levels while accomplishing a specific task or goal, this translates in and out of the water!

Deep End Fitness is the training arm that utilizes the principles of F.R.E.E. (Focus, Relaxation, Economy of motion, and Efficient breathing) to train all different types and levels of athletes to gain these benefits without actually playing the sport. We incorporate functional fitness with aquatics training.

The WeFunder Campaign will be raising funds for both sub entities.

Tapping In with DEF and UTL

The niche fitness market is on the rise with companies such as CrossFit, Soul Cycle, and Club Pilates bringing in over $595B in 2017, and while there are over 10 million existing commercial and residential pools in the United States, the majority of these pools are being underutilized. We plan to tap into these pools and bring not just revenue but excitement and interest back into the water. Today, we have built a network of 25 pools across the nation with athletes from UFC, NFL, Pro Swimming, Pro Surfing, and Olympians that use our training programs and F.R.E.E. operating system.

As awareness for mental and physical health increases, people's wellness mindset is constantly looking for innovative solutions to strengthen their bodies and minds, and with that, athletes of all levels are looking for new and challenging ways to give them the competitive edge physically and mentally without breaking their bodies.

With Deep End Fitness and the Underwater Torpedo League being the first of its kind, we hold the Greenfield Opportunity to penetrate and disrupt not only the aquatic fitness market but the health and fitness market as a whole.

Our Story





Paying It Forward

After both getting out of Special Operations in 2017, we took the training principles we learned during their time in the military, combined with proven techniques we developed to strengthen and train athletes of all levels from non-swimmers to professional athletes, not just physically, but mentally as well. "Concentration and mental toughness are the margins of victory" - Bill Russell



Since 2010, we have been working together from the toughest to the best of situations, from the vigorous training to becoming a Marine Raider, life or death situations overseas, to now founding and growing this intentional training program and community together. We are dedicated to each other and the mission of creating a positive shift in the world.

Taking the lessons learned from the military and as entrepreneurs, we have combined it with our college education to mitigate risks and increase our probability of success. We both have graduated from or are currently attending the USC Executive MBA Program and have taken the company through the San Diego Sports Innovator Incubator Program. A program in which we graduated through a year-long process of due diligence, pitches, and mentorship from an incubator and accelerator program full of sports and active lifestyle mentors. We fine-tuned the business model and scalability with DEF and UTL and graduated the program at the beginning of 2019. This gave us the credibility and experience to bring what we have learned and proven, to every sport organization, industry leader or team to drive physical and mental gains.



We are tapped into credible networks around the world from the military special operations community, the Olympic network via Coach Marsh and Team Elite, Olympic foundation member network, USC Trojan Network, as well as a community of athletes from all different sports that creates a force multiplier in different cities. For example, UFC network and headquarters in Las Vegas, Surfer Network in Orange County and Hawaii, CrossFit network is nationwide, and Influencer network throughout Los Angeles.

"The Underwater Torpedo League and Deep End Fitness is a great way to get and stay in shape. It tests the competitors' strength, swimming skill, breath control and teamwork. "Prime and Don are ideal ambassadors for the sport, which deserves a wider audience." John Naber, 5x Olympic Medalist & U.S. Olympic Foundation



What makes us different.

Our competitive advantages lies in three main factors.

1. Our proven training techniques that boost mental and physical capabilities regardless of athletic level.

2. The ability to lock on community and municipality pools nationwide.

3. Our team and network.

COMPETITOR OVERVIEW

VALUE COMPONENTS	GLOBAL GYMS	SWIM CLASSES	WATER POLO	XPT	UTL/DEF
EFFECTIVE + PRACTICAL	✓	✓	✓	✓	✓
COMMUNITY + TEAM BUILDING	✗	✗	✓	✗	✓
COMPETITIVE + CHALLENGING	✗	✓	✓	✓	✓
SCALABLE	✓	✗	✓	✗	✓
GREENFIELD	✗	✗	✗	✗	✓



Our growth engine...

Over the last three years, we have attracted professional athletes from all over Southern California and in the areas of expansion (Hawaii, Vegas, Miami, Austin, Bay Area, and more). These pro athletes attract more swimmers and athletes at all of our training locations, which grow our instructor base, and feed into our train the trainer licensing affiliate model.



VIRTUOUS CYCLE
• PROFESSIONAL ATHLETES (NFL, UFC, SURFING, OLYMPIANS)
• MILITARY & VETERANS
• CHALLENGED ATHLETES
• PR OPPORTUNITIES
• CONTENT DEALS
• MEDIA RIGHTS
• GAMING
• INCREASED ATHLETES & INSTRUCTORS
• INCREASED DEMAND FOR PRODUCTS & SERVICES
• LISCENSING OPPORTUNITIES
• EXPANSION CONTINUES
IN KEY CITIES NATIONALLY
DEEP END FITNESS

How We Make an Impact and Build Community

We're helping individuals and athletes build mental strength and resiliency. Now more than ever people are looking for a way to better manage stress and anxiety in their everyday lives. Our program builds mental capacity through a systematic building block approach: crawl, walk, run, fly.



SONY
lululemon athletica
UTL

Our training program is beneficial to athletes in every sport. Every athlete can see massive improvements from gaining and maintaining focus, better stress management during clutch games and trials, improving their economy of motion and improving their breathing. We currently train athletes from the NFL, UFC, Pro Surfers, Triathletes, and

members of the Military Special Operations Community.

The biggest benefit from our training is the mental strength built from managing stress levels. Everyone has a certain amount of anxiety when they go underwater and has the urge to come up for a breath of air, but understanding their limitations and controlling that stress and anxiety build strength that directly translates to other parts of their lives.

How We Keep People COVID Safe

According to the CDC, chlorine eliminates virus and bacteria. At every session, we implement additional safety regulations with the pool staff and our instructors to keep a safe social distance from all attendees by limiting the number of athletes per lane, exercise additional hygiene standards by mandating rinsing prior to entering the pools, and providing sanitation stations throughout the pool deck and bathrooms. With majority of pools being outdoors, we will still be able to operate and provide people with a great workout even with gym closures in a safe and controlled environment.

How We Make Money

UTL and DEF is a primarily service-based company that currently earns revenue through the recurring monthly subscription model. Our athletes pay to train at our facilities with classes run by our diverse and experienced coaching staff. DEF offers online programs that cater to the same demographics of athletes, they are available for individuals in areas we currently have not expanded to. We have also grown our Instructor Certification Program (Athletics and Fitness Association of America, National Academy of Sports Medicine, and American Council for Exercise accredited) to 56 instructors nationwide and growing, this not only brings revenue into the company but also promotes the national expansion program anywhere there are certified instructors. This will fuel and drive key cities to target as we continue to grow.

In proving our training method, we have written a guidebook on utilizing our operating system of F.R.E.E. that has a publishing deal through Morgan James Publishing and will hit major outlets by April 2021.

Our first product, the torpedo, is launching November 1, 2020 and behind that will be a "Game in a Box" giving us the ability to deliver the complete package to any pool to play UTL including underwater buzzers, goals, and the game rule sheets. This will provide a steady additional revenue stream and compliment our national expansion plan. With current content media deals (Eleven Sports Network, Anthem Media Group) and many on the horizon, UTL will soon be a spectator sport that will gain multiple additional revenue streams such as licensing for merchandise, sports channels, and content distribution.

Despite COVID hitting our company hard and closing most of our pool locations down during the height of the quarantine our company has still managed to increase our revenues each year and continue to grow. With pools reopening nationwide, our growth potential will continue to rapidly climb by opening new training locations in 5 key cities where there has been significant demand signal by mid 2021.



*These are forward looking projections and are not guaranteed



Why Are We Crowdfunding Now

With COVID restrictions slowly lifting around the United States and as people are eagerly waiting to get outside and be active again, current Deep End Fitness locations are at max capacity, and the demand signal for expansion is at its peak. As pools start to open up around the country, we have started to launch demos and instructor training in key cities, which are the first steps in launching a program, and finding and mentoring licensees. This also opens up an opportunity for us to push our product line starting with the UTL Torpedoes to compliment the expansion.

Current Traction and Company Growth



COMPANY GROWTH
BUSINESS START
NOV 2017
JAN 2018
FIRST AQUA BOWL
Started with 2 teams, now at 5 active teams
NFL Players
Olympic Swimmers
UFC & MMA Fighters
Pro Surfers
DEF ELITE A THLETE PROGRAM
JUN 2018
MAR 2019
DEF TIERED INSTRUCTOR PROGRAM
46 Active Instructors Nationwide
Facebook Live
Youtube Live
Instagram Live
FIRST LIVESTREAM AQUA BOWL
JUL 2019
JAN 2020
NATIONAL EXPANSION
Miami - Active
Honolulu*
Las Vegas*
NYC
San Francisco
Dallas
Virginia Beach
LEAVING THE WIRE
PODCAST LAUNCHED
FEB 2020
APR 2020
DEF EXECUTIVE COACHING
Sony Executives
Pro Athletes
UTL BRANDED CONTENT
JUN2020
JUL 2020
UTL INC. FORMED
Merging UTL, LLC, & DEF LLC
C-Corps Delaware
Morgan James
DEF F.R.E.E. YOUR MIND BOOK PUBLISHING DEAL
AUG2020
AUG2020
OUTSIDE MAGAZINE DEF DOCUMENTARY
Pro Surfers:
Cole Houshmand
Izzi Gomez
Giorgio Gomez
UTL BRANDED PRODUCTS - TORPEDOES
OCT 2020
NOV 2020
LAUNCH WEFUNDER CAMPAIGN

Our Road Map

Now we are now ready to hit the ground running, and we need your help to grow UTL and DEF. We have assessed and confirmed the high demand signal for our programs throughout multiple cities in the United States and positioned the company to be ready to act and grow the community. We have coordinated with pool facility managers within these areas and we are awaiting approval from the city to launch the concept once it is deemed safe and opportunistic post-COVID by government agencies and our own internal network of executives and advisors. Only once we receive green lights from the City and industry experts, as well as gather positive data around other similar concepts performance, will we responsibly launch the pool expansion to meet the demand for meaningful places of growth and community.



CURRENTLY OPERATING LOCATIONS
ESTABLISHING LOCATIONS WITH CURRENT INSTRUCTORS
TARGETED LOCATIONS

Join the Movement Today

For as little as $100, you can invest in UTL|DEF and join us in our mission to create a positive shift in countless lives and help build our communities through confidence, strength, and resiliency in and out of the water. As we continue to provide a trustful, safe environment for athletes to come and build their water confidence techniques and principles. Back our project and join our circle, share our story with your community, on your socials, and assist us in creating a positive shift, a ripple effect, into the world.



GO DEEP. LIVE EMPOWERED.



UTL
UTL

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Deep End Fitness and the Underwater Torpedo League trains and facilitates water confidence through elite athletic and mindset training, events, and aquatic team sport.

Where will your company be in 5 years? ⌄

We hope to take UTL to the Olympics as a demonstration sport in 2024 and as a competition sport in 2028 in LA where the theme is "Innovation" and the motto is "Together We Create the Future". We will do this by expanding the UTL|DEF footprint and training in North America and to additional continents (Australia, Asia, and Europe) via a licensing model, similar to the CrossFit Affiliate model, but with an option for additional help/ resources to the licensee. These projections are not guaranteed.

Why did you choose this idea? ⌄

Water confidence directly correlates with real world confidence and stress management. Coming from a high stress and risks environment in Marine Special Operations, we have seen how stress and fear can play a role in decision making whether it be on the battlefield, in the office, on the field, or at home. Better stress management, better results.

How far along are you? What's your biggest obstacle? ⌄

We have been in the developmental and proof of concept phase in our business for the last 2.5 years. We have proven the concept, developed the demand signal, assessed and mitigated the risks, and we are ready for a full national launch. But in order to do that, we need additional resources, additional employees, and strategic partnerships with content media distributors.

Who competes with you? What do you understand that they don't? ⌄

Our biggest current competitor is XPT, but we believe that every niche fitness program aquatic and land based are competitors and owns market shares that we can gain. Our competitive advantage over our competitors is the the real life application of our training and the ability to establish relationships and operate out of local and community pools utilizing proper risk assessment and safety procedures. This reduces the brick and mortar overhead of maintaining the aquatic facilities and also provides additional revenues to the community pools.

How will you make money? ⌄

How we have been and will continue to bring in revenue:
Registration/Membership Fees, Instructor Certifications, Merchandise, Online Programs, Elite Coaching, Advertisement Fees. Government Contracts.

How we anticipate increasing revenue streams.
UTL Media Content Deals, Book Publishing Deals, UTL and DEF Branded Products, UTL and DEF National Expansion with Licensing Agreements.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is maintaining the safety of our programs and keeping our brand promise and honoring our brand culture as we expand and license out to key locations nationwide. If we fail it is because we failed to provide proper safety instructions and procedures to safeguard our training and games as well as not properly coaching and mentoring our licensees in best business practices. In order for us to succeed we need to ensure quality over quantity and not over extend the team or brand. We need to focus on delivering a well thought out, safe, effective, sustainable, and expandable model.

What will you do with the money you raise? ⌄

We will continue to utilize our lean startup method, and deploy funds to staff 1-2 Operations personnel full-time to push licensing / expansion nationwide, as we simultaneously launch our product lines starting with our first training torpedo.

Intellectual Property to date? ⌄

The Deep End Fitness trademarks are complete, while UTL trademarks are in process. We hold copy rights for all instructor certifications and manuals, and our licensing agreements are complete.

How do our licensees make money? ⌄

Similar to the CrossFit Affiliate model, our licensees pay an annual fee to utilize our brand, logo, promotional materials, and training programs. Licensees start their own pool location, run training, and charge their members without profit sharing to the parent company.

How did we develop our training methods? ⌄

DEF and the UTL's training methodology was started in 2010 while we, (Prime Hall and Don Tran) were working as Marine Corps Water Survival Instructors, training thousands of Marines and Sailors. We used this as a training tool to better prepare ourselves and fellow service members; mentally by better managing stressful situations and physically by increasing their endurance in a low impact environment. Throughout our time as Special Operations Marine Raiders we continued to develop and refine these training methods throughout our own training and deployments overseas. From the combat operations in Afghanistan to maritime and dive operations in the Pacific, we identified that gaining confidence in the water directly increases confidence in many other aspects of people's lives.

How do we mitigate the underwater safety concerns? ⌄

With our background of risk mitigation throughout our time in the military as Range Safety Officers and Operational Risk Managers during every training evolution and real life missions, we identify risk factors and provide proper mitigation to ensure a safe yet extremely effective training environment. Throughout our time as Water Survival Instructors in the military until now, training others as DEF Instructors and UTL Coaches, we have trained service members and athletes in a safe and efficient way. We train and enforce the highest standard of safety training to our instructors to implement these safety procedures such as always having an instructor (CPR/AED certified) in the water to be able to quickly respond and monitor the training athletes.



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